

TRANSMISSÃO PAULISTA

RECEIVED

2006 JUN -2 P 4: 15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, May 25, 2006 *Ref.* ***CT/F/02424/2006***

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

06014030

Gentleman/Madam:

We are enclosing, herewith, copy of the Public Notice of the Relevant Fact, published on May 16, 2006, in the newspapers Diário Oficial do Estado de São Paulo and Folha de São Paulo, regarding the approval of credit of Remuneratory Interest on Own Capital, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

Sincerely Yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Mr. Edgar Piedra
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107


TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company – CNPJ 02.998.611/0001-04

Relevant Fact

Interest on Own Capital

We inform the shareholders and the market that the Board of Directors, in a meeting held on 05/15/2006, deliberated on the destination to the shareholders, as interest on own capital, the amount of R$ 54,354,000.00, corresponding to R$ 0.364095 per lot of a thousand shares, as provided for in § 3, of article 32 of the Bylaws and in § 7, of article 9, of the Corporate Law, for book credit on 05/31/2006 and payment to be made in two portions of R$ 27,177,000.00 each, corresponding to R$ 0.182047 per lot of a thousand shares, being the first on 12/01/2006 and the second up to 60 days after the holding of the General Shareholders' Meeting of 2007 that deliberates on the accounts of the fiscal year of 2006.

The income tax collection on the value mentioned above shall be made according to the legislation in effect, except for the legal entities exempted that forward the documents until 05/26/2006 to CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, at Rua Bela Cintra, 847, 6º andar, CEP 01415-903. The Shareholders stated in the share position ascertained on 05/25/2006 shall be entitled to the interest on own capital, being the shares negotiated as from 05/26/2006 in the Stock Exchanges considered "ex-interest on own capital". The value regarding the payment of the interest above may be deducted from the amount of dividends to be paid, as granted by the legislation and Bylaws of the Company.

Payment of Additional Dividends

We inform that the additional dividends in the amount of R$ 97,300,000.00 corresponding to R$ 0.651773 per lot of a thousand shares, approved in the Ordinary General Shareholders' Meeting held on 04/20/2006, shall be paid on 06/19/2006.

Banking Credit of the Additional Dividends and Interest on Own Capital

The shareholders will receive the credits according to the record supplied to Banco Itaú S/A, depositary institution of the shares of this Company. The shareholders whose register is not updated (does not have the number of CPF/CNPJ, or banking credit option) will have their revenue credited within 3 (three) working days after their register updating. In this case, the updating may be made in the below mentioned branches or through correspondence addressed to the *Superintendência de Serviços para Empresas* (Services Superintendence for Companies), at Av. Engenheiro Armando de Arruda Pereira, 707 - São Paulo - SP, CEP 04344-902. The shareholders that use fiduciary custody will have the credit of the revenue made according to record supplied to the Stock Exchanges. There will be no monetary adjustment of the values to be paid.

Branches of Banco Itaú S/A

São Paulo (SP) – R. Boa Vista, 176 – 1º subsolo, Centro, CEP 01014-000, fone: 11 3247.3138;
Rio de Janeiro (RJ) – R. 7 de Setembro, 99 - subsolo, Centro, CEP 20050-005, fone: 21 2508-8086;
Belo Horizonte (MG) - Av. João Pinheiro, 195 - térreo, Centro, CEP 30130-180, fone: 31 3249-3524;
Brasília (DF) - SC Sul Quadra 3 - Ed. D' Ângela – bloco A, sobreloja, Centro, CEP 70300-500, fone: 61 316-4850;
Curitiba (PR) – R. João Negrão, 65, sobreloja, Centro, CEP 80010-200, fone: 41 320-4128;
Porto Alegre (RS) – R. Sete de Setembro, 746 - térreo, Centro, CEP 90010-190, fone: 51 3210-9150;
Salvador (BA) - Av. Estados Unidos, 50 - 2° andar, Ed. Sesquicentenário, CEP 40010-120, fone: 71 319-8010.

São Paulo, May 15, 2006

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director